Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

August 21, 2024.

Item 3	News Release

A news release was issued by the Company on August 21, 2024 and disseminated through a newswire company in Canada and filed under the Company’s profile on SEDAR+.

Item 4	Summary of Material Change

On August 21, 2024, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Backbone Mining Solutions LLC, a Delaware limited liability company and wholly owned, indirect subsidiary of the Company (“BMS”), HPC & AI Megacorp, Inc., a Delaware corporation and a wholly-owned, direct subsidiary of BMS (“Merger Sub”), and Stronghold Digital Mining, Inc. (NASDAQ: SDIG) (“Stronghold”) to acquire 100% of the Class A common stock of Stronghold (“Stronghold Class A Common Stock”) in consideration for the issuance of common shares in the capital of the Company (“Bitfarms Common Shares”) in a transaction valued at approximately US$125 million (the “Acquisition”) plus the assumption of debt valued at approximately US$50 million.

Item 5	Full Description of Material Change

Overview

On August 21, 2024, the Company entered into the Merger Agreement with Stronghold, BMS and Merger Sub to acquire 100% of the Stronghold Class A Common Stock, as a result of which stockholders of Stronghold will be entitled to receive 2.520 (the “Exchange Ratio”) Bitfarms Common Shares for each share of Stronghold Class A Common Stock. The Acquisition will result in the issuance of 58,298,400 Bitfarms Common Shares (based on the number of Stronghold Class A Common Stock and securities which are convertible into Stronghold Class A Common Stock currently outstanding) (or approximately 12.9% of the currently issued and outstanding Bitfarms Common Shares).

On August 20, 2024, the special committee (the “Special Committee”) of the board of directors of Bitfarms (the “Board”), comprised solely of independent directors of the Company, after receiving outside legal and financial advice and an opinion from Houlihan Lokey Capital, Inc., to the effect that, as of August 20, 2024, subject to the assumptions, limitations and qualifications contained therein, the Exchange Ratio provided for in the Acquisition pursuant to the Merger Agreement is fair to the Company from a financial point of view, unanimously recommended to the Board the approval of the Acquisition and the Merger Agreement. The Board, after careful consideration of the Special Committee’s recommendation, unanimously approved the Acquisition and the Merger Agreement.

Merger Consideration and Treatment of Equity Awards

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (i) Merger Sub will be merged with and into Stronghold in accordance with the provisions of the General Corporation Law of the State of Delaware (the “Merger”), with Stronghold surviving and continuing as the surviving corporation in the Merger and (ii) at the effective time of the Merger (the “Effective Time”), after giving effect to the Conversion and Exchanges (each as defined below), (1) each share of Stronghold Class A Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time (other than Stronghold Class A Common Stock held by Stronghold as treasury shares or by the Company, Merger Sub or any wholly owned subsidiary thereof) will be converted into 2.520 Bitfarms Common Shares, (2) each issued and outstanding share of Class V common stock, par value $0.0001 per share, of Stronghold (“Stronghold Class V Common Stock” and, together with the Stronghold Class A Common Stock, the “Stronghold Common Stock”) shall be automatically cancelled and shall cease to exist and no payment shall be made with respect thereto, and (3) each issued and outstanding Class A common unit (each, a “Stronghold Holdco Unit”) of Stronghold Digital Mining Holdings LLC (“Stronghold Holdco”) shall be unaffected by the Merger and shall remain outstanding, and no payment shall be made with respect thereto.

Any holder of Stronghold Class A Common Stock who would otherwise be entitled to receive a fraction of a Bitfarms Common Share pursuant to the Merger (after taking into account all Stronghold Class A Common Stock held immediately prior to the Effective Time by such holder) shall receive, in lieu thereof, an amount of cash, without interest, equal to such fraction of a Bitfarms Common Share multiplied by the closing price per Bitfarms Common Share on the business day immediately prior to the Effective Time.

Immediately prior to and conditioned upon the Effective Time, (i) pursuant to the terms of a Conversion Agreement, dated August 21, 2024, entered into by the Company, Stronghold and the holders of the issued and outstanding shares of Stronghold’s Series C Convertible Preferred Stock, par value $0.0001 per share (the “Stronghold Series C Preferred Stock”), concurrently with the execution and delivery of the Merger Agreement (the “Conversion Agreement”), each share of Stronghold Series C Preferred Stock issued and outstanding as of such time shall be converted into 250 shares of Stronghold Class A Common Stock in accordance with the Certificate of Designations of the Stronghold Series C Preferred Stock, filed with the Secretary of State of the State of Delaware, effective February 20, 2023, and thereafter all shares of Stronghold Series C Preferred Stock shall no longer be outstanding and shall cease to exist (the “Conversion”), and (2) pursuant to Section 3.6(q) of the Fifth Amended and Restated Limited Liability Company Agreement of Stronghold Holdco, Stronghold shall require each member of Stronghold Holdco (other than Stronghold and its wholly owned subsidiaries) to effect an exchange of all of outstanding Stronghold Holdco Units held by such member, together with the surrender for cancellation of a corresponding number of shares of Stronghold Class V Common Stock, for a corresponding number of shares of Stronghold Class A Common Stock (the “Exchanges”).

Except as set forth below, the Merger Agreement provides that, at the Effective Time, each outstanding vested or unvested restricted stock unit of Stronghold (each, a “Stronghold RSU”) that is outstanding immediately prior to the Effective Time will immediately vest in full, and each Stronghold RSU shall be treated as a share of Stronghold Class A Common Stock for all purposes of the Merger Agreement, including the right to receive Bitfarms Common Shares. Additionally, at the Effective Time, to the extent that Stronghold granted any Stronghold RSUs during the Interim Period (as defined in the Merger Agreement), the Company shall assume such Stronghold RSUs, whereby each such Stronghold RSU that is granted during the Interim Period and outstanding immediately prior to the Effective Time shall be converted into a number of the Company’s restricted share units granted under the Company’s equity plan subject to the same terms and conditions applicable to such Stronghold RSU immediately prior to the Effective Time.

Further, the Merger Agreement provides that, at the Effective Time, (1) each outstanding vested or unvested option to purchase shares of Stronghold Class A Common Stock (each, a “Stronghold Option”), other than any Stronghold Option that is held by a former employee or former non-employee director of, or former other service provider to, Stronghold or its subsidiaries (each, a “Former Employee Option”), shall be automatically assumed by the Company and converted into an option to acquire Bitfarms Common Shares (each, a “Bitfarms Option”) on substantially the same terms and conditions as were applicable to such Stronghold Option as of immediately prior to the Effective Time, except that (a) the number of shares of Bitfarms Common Shares issuable pursuant to each Bitfarms Option will be equal to the number of shares of Stronghold Class A Common Stock issuable pursuant to the Stronghold Option multiplied by the Exchange Ratio, and (b) the exercise price of each Bitfarms Common Share issuable upon the exercise of the Bitfarms Option will be equal to the exercise price per share of Stronghold Class A Common Stock under such Stronghold Option divided by the Exchange Ratio, and (2) each Former Employee Option shall be automatically cancelled and converted into the right to receive a number of Bitfarms Common Shares equal to the product of (x) the number of shares of Stronghold Class A Common Stock subject to such Former Employee Option as of immediately prior to the Effective Time and (y) (i) the excess, if any, of the Merger Consideration Value (as defined below) over the exercise price per share of Stronghold Class A Common Stock applicable to such Former Employee Option, divided by (ii) the product obtained by multiplying the Exchange Ratio by the volume-weighted average price of Bitfarms Common Shares reported by The Nasdaq Stock Market LLC for the five consecutive trading day period ending on the trading day immediately prior to the Effective Time (the “Merger Consideration Value”).

The Merger Agreement further provides that, at the Effective Time, in accordance with the terms of each outstanding and unexercised warrant to purchase Stronghold Class A Common Stock (each, a “Stronghold Warrant”), unless otherwise mutually agreed by the holder of any Stronghold Warrant and the Company, each Stronghold Warrant shall cease to represent a right to acquire Stronghold Class A Common Stock and shall be replaced with a warrant to acquire Bitfarms Common Shares (each, a “Bitfarms Warrant”), with (1) the number of such Bitfarms Common Shares equal to the product obtained by multiplying the number of shares of Stronghold Class A Common Stock subject to such Stronghold Warrant immediately prior to the Effective Time by the Exchange Ratio, and (2) an exercise price for each such Bitfarms Common Share equal to the quotient obtained by dividing the exercise price per share of Stronghold Class A Common Stock under such Stronghold Warrant by the Exchange Ratio.

Treatment of Stronghold Indebtedness

The Merger Agreement provides that, to the extent requested by the Company, Stronghold will, at the Company’s expense, use reasonable best efforts to promptly obtain any consents or amendments necessary to permit the consummation of the Merger under Stronghold’s credit agreement (the “COC Amendment”), provided that the obtaining of the COC Amendment is not a condition to closing of the Merger. If the COC Amendment is not obtained five business days prior to closing of the Merger, the Company will satisfy all outstanding obligations under such credit agreement and certain other debt instruments of Stronghold prior to or substantially concurrently with the consummation of the Merger.

Closing Conditions; Representations and Warranties

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (1) the receipt of the required approvals from the holders of Stronghold Class A Common Stock, (2) the absence of any governmental order or law that makes consummation of the Merger illegal or otherwise prohibited, (3) receipt of certain approvals and consents from specified governmental entities, including, if applicable, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (4) the effectiveness of the registration statement on Form F-4 to be filed by Bitfarms pursuant to which the Bitfarms Common Shares to be issued in connection with the Merger are registered with the U.S. Securities and Exchange Commission, and (5) the authorization for listing of the Bitfarms Common Shares to be issued in connection with the Merger on the Toronto Stock Exchange and Nasdaq, subject to customary conditions and official notice of issuance. The obligation of each party to consummate the Merger is also conditioned upon, among other things, (1) the other party’s representations and warranties being true and correct (subject to certain materiality and de minimis exceptions), (2) the other party having performed in all material respects its obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time, (3) the absence of a material adverse effect on the other party and (4) with respect to Bitfarms’ obligation to consummate the Merger, certain conditions regarding Stronghold’s Bitcoin mining facilities and their ability to import power from the grid.

The Merger Agreement contains customary representations and warranties of Bitfarms and Stronghold relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants for each party including, subject to certain exceptions, covenants to conduct their respective businesses in the ordinary course consistent with past practice and to refrain from taking certain actions without the other party’s consent. Bitfarms and Stronghold also agreed to use their respective reasonable best efforts to cause the Merger to be consummated, subject to certain limitations set forth in the Merger Agreement. Bitfarms and Stronghold have agreed to file the registration statement on Form F-4 and the proxy statement for a special meeting of holders of Stronghold Common Stock to approve the Merger Agreement (the “Stronghold Special Meeting”) promptly after the signing date of the Merger Agreement.

No Solicitation

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, Stronghold will be subject to certain restrictions on its ability to solicit alternative competing proposals from third parties, to provide non-public information to third parties, and to engage in discussions with third parties regarding alternative competing proposals, subject to customary exceptions. Stronghold is required to call the Stronghold Special Meeting and, subject to certain exceptions, to recommend that the holders of Stronghold Common Stock approve the Merger Agreement.

Termination and Fees

The Merger Agreement contains termination rights for each of the Company and Stronghold, including, but not limited to, termination by mutual written consent of the Company and Stronghold, and by either the Company or Stronghold if (1) there is a final and nonappealable order, decree, ruling or injunction permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, or adoption of a law permanently making consummation of the Merger illegal or otherwise permanently prohibited, (2) the Merger has not been consummated on or before 5:00 p.m. New York, New York time, on May 21, 2025, which may be automatically extended to August 21, 2025 in certain circumstances (the “End Date”), provided that such right will not be available to any party whose failure to fulfill any material covenant or agreement under the Merger Agreement has been the primary cause of or resulted in the failure of the Merger to occur on or before such date, (3) the other party has breached any of its representations or warranties, or failed to perform any of its covenants or agreements, under the Merger Agreement such that any of the applicable closing conditions for the benefit of the non-breaching party would not be satisfied and the breach or failure to perform is not cured within the requisite period (if applicable), and (4) the holders of Stronghold Common Stock do not approve the Merger at the Stronghold Special Meeting, or at any adjournment or postponement thereof (“Failure to Obtain Stockholder Approval”).

Additionally, the Merger Agreement permits Stronghold, subject to compliance with certain requirements and payment of a termination fee (described below), to terminate the Merger Agreement to enter into a definitive agreement for a superior alternative competing proposal that would result in a transaction more favourable to Stronghold’s stockholders than the Acquisition. The Merger Agreement also permits the Company to terminate the Merger Agreement before the Stronghold Special Meeting if Stronghold’s board of directors (or any committee thereof) (i) withdraws, qualifies or modifies, or publicly proposes to withdraw, qualify or modify, in a manner adverse to the Company, or fails to affirm without qualification, its recommendation of the Acquisition to the holders of Stronghold Common Stock, or (ii) approves, endorses or recommends, or publicly proposes or announces any intention to approve, endorse or recommend, an alternative competing transaction to the Acquisition.

Pursuant to the Merger Agreement, Stronghold or the Company, as applicable, will be required to pay the other party a termination fee in specified circumstances, including, (1) (i) the termination by Stronghold in order to enter into a definitive agreement for a superior alternative competing proposal, (ii) the termination by the Company in the event of a change of recommendation by Stronghold’s board of directors, or (iii) if the Company or Stronghold terminate the Merger Agreement in the event of a Failure to Obtain Stockholder Approval and, on or before the date of any such termination, a competing alternative proposal has been publicly announced or publicly disclosed and not been withdrawn prior to the Stronghold Special Meeting, and Stronghold enters into a definitive agreement with respect to, or consummates, a competing alternative transaction within twelve months after termination of the Merger Agreement (each, a “Stronghold Termination Fee Event”), and (2) the termination by Stronghold upon the Company’s failure to close the Merger in accordance with the terms of the Merger Agreement following notice by Stronghold that all closing conditions are satisfied or waived (a “Bitfarms Termination Fee Event”). The Merger Agreement provides that (1) if a Stronghold Termination Fee Event occurs, a termination fee of US$5.0 million (payable in cash and/or Bitcoin, as elected by Stronghold) will be payable by Stronghold to the Company; and (2) if a Bitfarms Termination Fee Event occurs, a termination fee of US$12.5 million (payable in cash and/or Bitcoin, as elected by the Company) will be payable by the Company to Stronghold. In no event will the Company or Stronghold be entitled to receive more than one termination fee.

Voting Agreement

On August 21, 2024, concurrently with the execution and delivery of the Merger Agreement, the Company entered into a Voting Agreement (the “Voting Agreement”) with each of Q Power LLC, a Delaware limited liability company (“Q Power”), and Gregory A. Beard (together with Q Power, the “Voting Agreement Holders”), pursuant to which and on the terms and subject to the conditions thereof, among other things, the Voting Agreement Holders have agreed to vote their shares of Stronghold Common Stock in favor of the matters to be submitted to holders of Stronghold Common Stock at the Stronghold Special Meeting, subject to the terms and conditions set forth in the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of (i) the Effective Time of the Acquisition, (ii) the date and time the Merger Agreement is validly terminated pursuant to its terms or modified or amended in a manner that adversely affects the Voting Agreement Holders in any material respect, and (iii) the termination of the Voting Agreement by mutual consent of the parties thereto.

As of the date of execution of the Merger Agreement, the shares of Stronghold Common Stock owned by the Voting Agreement Holders represent approximately 16.4% of the outstanding shares of Stronghold Common Stock on a partially diluted basis.

TRA Waiver and Termination Agreement

On August 21, 2024, concurrently with the execution and delivery of the Merger Agreement, the Company, Stronghold, and each of Q Power and William Spence (together with Q Power, the “TRA Holders”), entered into a TRA Waiver and Termination Agreement (the “TRA Waiver”), pursuant to which the parties agreed, among other things, subject to and effective upon the consummation of the transactions contemplated by the Merger Agreement, to (i) terminate the Tax Receivable Agreement, dated April 1, 2021, as amended November 9, 2022, by and among Stronghold and the TRA Holders (the “Tax Receivable Agreement”) and (ii) waive the Early Termination Payment (as defined in the Tax Receivable Agreement) pursuant to the Tax Receivable Agreement, which would have otherwise become payable to the TRA Holders in connection with the consummation of the Acquisition, and any other amounts to which the TRA Holders would have otherwise been entitled under the Tax Receivable Agreement.

Other Terms

Subject to the satisfaction of all conditions to closing set out in the Merger Agreement, it is anticipated that the Acquisition will be completed in the first calendar quarter of 2025.

The foregoing description in this Material Change Report of the Merger Agreement, Voting Agreement, Conversion Agreement and TRA Waiver, and the transactions contemplated thereby, is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of each such document. Copies of the Merger Agreement, Voting Agreement, and TRA Waiver shall be filed on SEDAR+ at www.sedarplus.ca and/or on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov/EDGAR.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Subsection 7.1(2) of National Instrument 51-102 has not been relied upon.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

+1 (647) 259-1790

Item 9	Date of Report

August 21, 2024

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this Material Change Report and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding, the completion of the Acquisition or on the terms described herein, the number of Bitfarms Common Shares to be issued pursuant to the Acquisition, the proposed timing and various steps contemplated in respect of the Acquisition, the holding of the special meeting of Stronghold’s stockholders, and the anticipated completion date of the Acquisition, are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the possibility that the Acquisition will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required stockholder, court and regulatory approvals and other conditions of closing necessary to complete the Acquisition or for other reasons; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Acquisition; risks relating to Company’s ability to retain and attract key personnel during and following the interim period; the possibility of litigation relating to the Acquisition; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on the Company’s profitability; the ability to complete current and future financings; the impact of the restatement on the price of the Bitfarms Common Shares, financial condition and results of operations; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and six month periods ended June 30, 2024 filed on August 8, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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